Prenetics Welcomes Brian J. Rosin as Chief Financial Officer of IM8
~ Two-decade veteran of premium consumer health, nutrition, and direct-to-consumer brands joins IM8 to support its rapid global expansion
NEW YORK, N.Y., May 14, 2026 (GLOBE NEWSWIRE) – Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), the parent company of IM8, the premium health and longevity brand co-founded with David Beckham, today announced the appointment of Brian J. Rosin as Chief Financial Officer of IM8. Mr. Rosin will be based in the United States and will lead finance organization, reporting to Chief Executive Officer Danny Yeung. Mr. Rosin's appointment establishes dedicated finance leadership for IM8 to support the Company's growing operations and the rapid global expansion of the IM8 brand.
Mr. Rosin brings nearly two decades of financial leadership in consumer e-Commerce and premium wellness subscription brands, with significant transaction experience including several successful exits. He joins IM8 at a pivotal moment, as IM8 has become one of the fastest growing supplement brands ever recorded in the industry, is now sold in more than 40 countries, and is projecting $190 million to $210 million in revenue for full year 2026 in just its second year from launch.
In his new role, Mr. Rosin will be responsible for financial strategy, capital allocation, investor relations support, and the financial infrastructure and unit-economics discipline required to scale a premium consumer health brand from breakout launch to durable, profitable, global category leadership.
Danny Yeung, Co-Founder and Chief Executive Officer of Prenetics, commented: "Brian’s entire career has been spent at the intersection of high growth consumer, premium nutrition, and subscription supplements in e-Commerce. He understands the unit economics, brand-building discipline, and operating cadence required to turn a breakout consumer health product into an enduring, global category leader. As IM8 expands across more than 40 countries and into new daily nutrition formats, Brian's expertise will be invaluable in ensuring the financial discipline and infrastructure behind our growth match the ambition of the brand."
Brian J. Rosin, Chief Financial Officer of IM8, commented: "I've spent nearly two decades helping build premium consumer health brands, and what drew me to IM8 was the data — the unit economics and retention here are unlike anything I've seen in the category. David Beckham as a co-founding partner, world-class athletes as authentic users, science-backed formulations, and an AI-native operating culture make for a rare platform in consumer health. I'm honored to join Danny and the team, and I look forward to building the financial foundation to support IM8's next phase of growth in the United States and globally."
Mr. Rosin joins IM8 from Wellbeam Consumer Health, a private equity-backed e-Commerce-focused consumer wellness platform, where he served as Chief Financial Officer and Senior Vice President, e-Commerce Operations. In those roles, he led finance and digital commerce across Wellbeam's portfolio of brands, including TruSkin (clean, plant-powered skincare), BioTRUST Nutrition (direct-to-consumer nutrition for healthy aging), Eu Natural (women's botanical supplements), and Penetrex (joint and muscle therapy, divested in 2024). He originally joined TruSkin as CFO in 2020, prior to its acquisition by Wellbeam in 2021. Earlier in his career, he also held CFO roles at NATURELO Premium Supplements, and Rant, Inc. Mr. Rosin holds dual bachelor's degrees, Cum Laude, in Economics and Political Science from Northern Illinois University.
About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. IM8's flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is trusted by NBA Champion and two-time MVP Giannis Antetokounmpo, World No. 1 tennis player Aryna Sabalenka, and F1 driver Ollie Bearman. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, surpassing $100 million in annualized recurring revenue within just 11 months and is now sold in more than 40 countries worldwide. IM8 is a subsidiary of Prenetics (NASDAQ: PRE). To learn more, visit www.IM8health.com.
About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company's flagship consumer brand, IM8, co-founded with David Beckham and trusted by NBA superstar Giannis Antetokounmpo, World No. 1 tennis player Aryna Sabalenka and F1 phenom Ollie Bearman, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 40 countries worldwide.
Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
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